FILED BY SAFLINK CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT CORPORATION: SSP SOLUTIONS, INC.

COMMISSION FILE NO.: 000-26227

This filing relates to a proposed business combination between SAFLINK Corporation (“SAFLINK”) and SSP Solutions, Inc., dba SSP-Litronic (“SSP-Litronic”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004, by and among SAFLINK, SSP-Litronic, and Spartan Acquisition Corporation, a wholly-owned subsidiary of SAFLINK.

Transcript of Q4 2003 Earnings Conference Call on March 22, 2004

Operator

Thank you for holding, ladies and gentlemen. I would like to introduce Charles Messman, Managing Partner of MKR Group, SAFLINK’s Investor Relation firm, who will read a brief statement regarding forward-looking statements that may be stated on this call.

Charles Messman—MKR Group—Managing Partner

Welcome to SAFLINK Corporation’s annual 2003 and fourth-quarter financial results conference call. Before we begin, I would like to read a prepared notice regarding forward-looking statements. The discussion today may include forward-looking statements reflecting management’s current forecast of certain aspects of the Company’s future. These statements are based on current information which management has assessed, but by which nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements regarding the Company’s future financial results, expected profitability, its projected expansion and growth, optimism about achieving higher revenues and improved operating results in future quarters, customers markets and product demand, and any comments management may make about the Company’s future in response to your questions. The Company’s actual results could differ materially from those stated or implied by management’s forward-looking statements due to risks and uncertainties associated with the Company’s business, which include but are not limited to those disclosed in the recent quarterly report on Form 10-Q and the Company’s annual report on Form 10-K. Management encourages you to read these disclosures.

I would now like to introduce Glenn Argenbright, President and CEO of SAFLINK. Glenn?

Glenn Argenbright—SAFLINK—President & CEO

Thanks, Charles. I would like to welcome everyone to SAFLINK Corporation’s fourth-quarter and 2003 year-end conference call. I am joined on today’s call by Jon Engman, SAFLINK’s Chief Financial Officer, and Greg Jensen, our Chief Technology Officer. The format of this call will differ from previous calls, largely as a result of certain recently announced material events. Most recently, and in fact this afternoon, SAFLINK entered into a definitive merger agreement with SSP-Litronic. That gives us a lot to cover on this call. So let’s jump right in.

I joined this company with a vision—build an end to end security solution targeting the identity assurance and identity management needs of the enterprise customer. However, at that time, SAFLINK was focused exclusively in the field of logical access, protecting information and data stored on a computer network through the use of biometrics. It was clear to me that we needed more. So I set out to build a complete identity assurance management solution, adding the proper mix of ingredients to address the needs of the government and large enterprise customer.

The recipe was actually pretty simple. The first step was to assemble a top rate management team, a team with diverse backgrounds in both security and enterprise software. Once that team was in place, we set about the task of reshaping the Company.

The next step was to listen to our customers, taking note of their wants, needs, and future direction. What we found was the need for an integrated solution designed to protect the enterprise at the doorway, at the network, and at the PC. The solution needed to be flexible enough to accommodate both resident and remote employees. Systems lacking the ability for future hardware upgrades were a nonstarter as were solutions with limited scalability.

We took our final cue from the federal government. As we continued to pursue opportunities in the government sector, it became apparent to us that every major biometric initiative involved the integration of biometrics with smart cards. Looking around, we found similar requirements in many of the largest commercial opportunities as well. Our course became clear. Build out or acquire the components needed to address each of these requirements. In other words, give the customer what they want.

After spending nearly two years planning, researching technologies and analyzing the market, we decided it was time to act. The last 90 days represents the culmination of a plan that was set into motion sometime ago. With that in mind, let’s take a moment to review today’s announcement.

You have all had a chance to read and review the press release that we put out today, announcing our agreement to merge with SSP-Litronic. Obviously this is a huge step for SAFLINK. We are very excited by this move, a move we feel is critical in terms of our long-term strategic objectives. SSP-Litronic is a NASDAQ national market company that trades under the symbol of SSPX. For over 30 years, SSP-Litronic has been a major player in protecting communications, data and networks through the use of smart cards and PKI in the most sensitive government settings.

Having been a major force in numerous well-known government programs, such as Fortezza, DMS and the Common Access Card, they have set the standard for high assurance in communications, data protection, and network security. Their smart card and PKI technology consistently ranks at or near the top in independent tests of such solutions. We know what they can do firsthand, since we have worked side-by-side in pursuit of large governmental opportunities, including the largest smart card, biometric and PKI-based initiatives, such as the CAC or Common Access Card, as its well-known program for the Department of Defense and the Transportation Worker Identification Credential or TWIC program for the Transportation Security Administration.

The transaction is a stock for stock deal and is expected to qualify as a tax-free reorganization. SAFLINK will issue 0.6 shares of common stocks for each share of SSP-Litronic common stock with SAFLINK shareholders owning about 51 percent of the combined entity and SSP-Litronic shareholders owning about 49 percent. The shareholders of each company need to approve the transaction which we expect to close in Q3 of 2004. SAFLINK will be the parent company, and SSP-Litronic will be its wholly-owned subsidiary. The merger is expected to be accretive to SAFLINK’s financial results, and we expect there to be significant cost savings over time.

I would like to talk more about the benefits this merger has, not only for SAFLINK and SSP-Litronic but also for the security industry as a whole.

As we have seen with logical and physical biometric technologies, smart cards, biometrics and PKI have been converging for several years in the most security conscious government applications and corporate security initiatives. We looked at several companies that participate in the smart card and PKI space, and no one came close to the technology, products and key governmental relationships possessed by SSP-Litronic.

As a company, SSP-Litronic has deployed over 500,000 seats of its software into the Department of Defense Common Access Card program. In fact, the DoD recently awarded a $1 million contract to SSP-Litronic as part of the most recent CAC refresh upgrade. This most recent award was exclusive to the company and called for the delivery of its middleware to replace existing software previously awarded to other vendors. This solution enhances network and desktop security by enabling DoD personnel to digitally sign and encrypt email, securely log onto their PCs, applications and websites, and perform other necessary cryptographic functions. The combined company will be able to provide governmental bodies and commercial enterprises the best smart card plus biometric solution on the market.

But, that is just one benefit from this proposed merger. As outlined in our press release today, the merger will create four key areas of strength. One, a proven American-owned military grade solution targeted to meet the needs of the most demanding federal government security officer. Two, the broadest and strongest network of strategic partners, including Microsoft, Dell, Novell, Computer Associates, Baring Point, Citrix, VeriSign, Unisys, EDS, Atmel, Schlumberger, Lockheed Martin, Iconix, Computer Sciences Corp., Documentum, and Panasonic—to name but a few. A proven track record to a wide range of government organizations, including the National Security Agency, the FBI, the CIA, the Department of Defense and Armed Forces, the U.S. Army Corps of Engineers, the U.S. Department of State, the U.S. Department of Treasury, the U.S. House of Representatives, the U.S. Department of Transportation, the Environmental Protection Agency, and the Transportation Security Administration. Again, just to name a few.

And finally, number four, a robust patent portfolio, providing immediate intellectual property protection for the end-to-end security platform of the combined solutions, as well as the unique opportunity to protect technologies created by the combination of multiple existing patents. If you add up what SSP-Litronic can provide to the technology obtained in our recent acquisition of Biometric Solutions Group, you can see that we have dramatically increased the scope and level of the security solutions we can offer the major government and commercial enterprise.

In fact, both of these groups bring only additive components to our overall offering. We have lost nothing in terms of the size of the markets we pursue and the solutions we can offer. Let me restate, we have lost nothing in terms of the size of the markets we pursue and the solutions we offer. That explains why we are so well-positioned to capture all three of the major off-the-shelf product components of the big government programs like CAC and TWIC, the biometric middleware, the smart card middleware, and the physical access control solution. The combined solution we can bring to market is second to none and covers the basis for the largest programs we know of. Add to this SSP-Litronic’s 30 plus year leadership position securing major e-government programs and the foundation we have already built in that market, and you have a winning combination.

But it’s does not stop with the government marketplace. We believe that the combination of solutions formerly available only to certain federal government groups when rolled together into a comprehensive commercial product offering will bring a real breakout solution to the commercial marketplace. We are trying to capitalize on this opportunity to commercialize military grade security products.

In addition, with our recent financing, we have built a sound balance sheet to provide a strong working capital foundation for combining and operating the companies in the coming months. If this merger is approved by our companies’ respective shareholders, we expect to have a solid cash position when this transaction closes in order to execute on an integrated plan.

Obviously, we will allow for questions on this proposed merger at the end of our call. But first, I would like to shift gears and take a look at what we’ve accomplished in the fourth quarter and fiscal 2003.

Hopefully, as we discuss the events of 2003, while also considering the proposed merger, you’ll get a better picture of our overall corporate strategy and why we think we are very well-positioned to execute on our piece of the security market that is starting to show signs of maturity.

One of the first major accomplishments of 2003 was our relisting on the NASDAQ. As we discussed in earlier calls, this was a major accomplishment for the company and was a deliverable that investors had been calling for ever since the Company’s delisting in late 2001. This was not an easy task and, frankly, is not very common. However, we were successful in getting relisted, leading in turn to increased volume, stability and a broad diversity of ownership. The relisting also led to our inclusion in the Russell 2000 index which further broadened our investor base, a significant event for the Company.

Another key development from 2003 was our entrance into the pharmaceutical and manufacturing automation systems market or manufacturing process control as we have called it on previous calls. We have talked a lot about the opportunity in this market, but I would like to give you a list of developments that will illustrate the progress that has been made and the short-term opportunities that we’re seeing. As you know from prior announcements, we sold a $1 million solution to a major pharmaceutical company to integrate biometrics into one of their manufacturing automation systems. This solution will allow them to remain compliant with FDA regulations — specifically 21 CFR part 11 — but also increase their operational efficiency.

Early testing indicates such improvement could be as much as 5 percent. That is a significant percentage if it’s occurring at a plant that is generating billions of dollars a product each day. Our deployment was delayed during the fourth quarter because the client was waiting on an integration solution from the original manufacturing systems provider. We now anticipate that our solution will be deployed in the second quarter and, if all goes as expected, will lead to additional deployments at other similar facilities. Now that our components and those of the manufacturing process system provider are complete, future implementations will be much easier to execute on.

As I have mentioned on previous calls, this particular customer has approximately 150 buildings that it could employ a biometric authentic authentication solution. They have already asked and have been presented with pricing for two additional buildings and are expected to send us an order for a design study on a third in the next couple of weeks.

In terms of strategic relationships with other vendors in this arena, we are working with Rockwell to provide an integration with their manufacturing automation systems. Once completed we will work together offering the solution to their existing customer base. In addition, we are in various stages of partnership and integration with companies such as Iconix and Documentum. I would like to remind everyone that we’re not only talking about the pharmaceutical market when we discuss manufacturing automation systems. Biometrics authentication systems will likely be employed in other manufacturing environments such as oil and gas and chemical production just to name a few.

I continue to believe that we have first mover advantage in this very promising market and have laid the groundwork in terms of demonstrated success in key partnerships that will bear fruit in future quarters.

In terms of progress in 2003, with respect to government initiatives, I believe there are two programs of note. The delist VISIT program and the TSA’s TWIC program. First, regarding VISIT. The United States Visitor and Immigrant Status Indicator Technology or U.S. VISIT Program managed by the Department of Homeland Security is designed to automate and strengthen our government’s ability to understand and manage the 40 plus million visitors that come to the United States each year. I am sure many of you have seen news spots regarding this initiative as it certainly has received its share of press. We were brought into this program by one of the primes and are advising them on the BioAPI standard and other networks oriented applications that need to be part of the deployed solution.

On TWIC, we played an instrumental role in securing the TWIC bidding opportunity for EDS, Baring Point, Maximus and Northrop Grumman by demonstrating our CAC-enabled card plus biometric solution to the TSA as they considered whether to move to the GSA contract that was already in place for the DoD’s Common Access Card program. Thanks in part to our successful technical demonstration, the TSA made the decision to utilize the GSA contract vehicle. The TWIC program calls for a biometric-enabled smartcard solution for the 10 to 20 million TSA employees and contractors helping to secure our various ports of entry — air, land and sea. The program has finished the technology evaluation phase and is currently entering the prototype phase where we expect to play a role on multiple teams. Initial purchases under the contract are expected later this year.

There was a significant and major shift in how the government sector viewed biometric solutions during 2003 that will have a direct impact on SAFLINK with respect to our positioning and ultimately our success selling biometric security solutions. I am talking about the government sector’s apparent acceptance of BioAPI as the key standard that must be adhered to in providing solutions to the federal government. Every major biometric initiative in the works calls for compliance with BioAPI. As many of you know, we co-wrote the BioAPI’s predecessors standard also known as HA-API and chair the steering committee which oversees BioAPI. BioAPI is now an ANSI standard, and Cathy Tilton, a key member of the SAFLINK family, is the U.S. delegate to the international committee that is pursuing an ISO standard based on BioAPI. Our experience with BioAPI is definitely enhancing both the size and number of projects we are brought into or can bid upon, and I think that such experience will strengthen our ability to deliver on key opportunities.

Our BioAPI expertise helped us position ourselves with some key governmental bodies during 2003 and early 2004. We recently completed a pilot with the Office of the Secretary of Defense or OSD Comptroller’s Office for network logon solutions. Note that this is separate from our ongoing work with Bearing Point through Washington headquarters servers over at the OSD. This is a significant deployment since the OSD’s Comptroller’s Office reviews and approves all budgetary expenses for the Department of Defense. Not a bad place to have your product.

We recently announced that our network logon products had been selected by the House Committee on Budget, and we expect to begin a pilot with the House Ways and Means Committee shortly. Although the management team would like to see greater government revenues in 2004, I hope that now you can see we were hard at work laying the foundation for first strategic then sales success.

As I mentioned earlier, since joining the company, it has been my goal to build out and enhance our offerings, providing our customers a complete end-to-end, doorway to desktop solution for their security issues concerning access to sensitive data or access points. We took a major step in achieving that goal at the end of 2003 by acquiring the assets of the Biometrics Solutions Group from Information Systems Support.

BSG’s technology goes well beyond securing physical access points, such as doorways. It also allows us to integrate biometric technology with other physical access components, such as time and attendance, vehicle control automation, and manufacturing automation systems. This technology is a significant component to the solution we are delivering to a major pharmaceutical company that I referred to earlier. In addition, BSG’s offerings are being tested by the Department of Transportation to control access to and monitor the movements of hazardous material trucks. Our technology is working in concert with solutions provided by QUALCOMM, the American Transportation Research Institute, the Commercial Vehicle Safety Alliance, Total Security Services International and Savvy Technology.

We are extremely pleased with the early returns being provided by this acquisition. For example, we are in discussions with a major national retailer to provide a biometric time and attendance integration to their existing time clock units. I cannot say at this time how many stores or users this could encompass, as it might reveal the identity of the customer, a fact I would like to keep from my competitors at this point. Let’s just say it’s a lot. Quite a lot.

No contract has been signed yet, but we have been asked to provide a quote and delivery schedule. To our knowledge, there is no competition on this opportunity at this point due in large part to the unique nature of this customer solution.

We are at a similar stage to provide a comprehensive physical security solution to a major distributor of hazardous materials with over 700 locations. This opportunity includes physical access control for buildings, time and attendance, and vehicle access control for the movement of hazardous materials.

BSG’s technology could also play a significant role in government opportunities, like the TSA’s TWIC program. You can go to their website — TSA.gov — and see that approximately 4 million TWIC cards out of the total of roughly, say, 12 million are expected to involve HAZMAT personnel. One of the primes pursuing the TWIC program has asked us to provide the physical biometric solutions in their proposal.

As you can see, the BSG acquisition really broadened our capabilities. We’re finding that the doorway to desktop vision is resonating with consumers and even bolsters our value proposition on the logical side, protecting access to computer networks. If approved, our proposed merger with SSP-Litronic will only strengthen and expand these capabilities.

I would now like to turn the call over to Jon Engman, SAFLINK’s Chief Financial Officer, who will present the financial results for the fourth quarter and fiscal 2003. Jon?

Jon Engman — SAFLINK — CFO

Thanks, Glenn. As a reminder, our discussion of our financial results could include forward-looking statements. These statements are based on current information which we have assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. The Company’s actual results could differ materially from those stated or implied by our forward-looking statements, due to risks and uncertainties associated with the Company’s business which include but are not limited to those disclosed in our recent quarterly report on Form 10-Q and our annual report on Form 10-K. We encourage you to read those disclosures.

I would now like to talk about the fourth-quarter results.

Revenue for the fourth quarter was 488,000 compared to 763,000 in Q3 and 1.1 million in Q4 of 2002. In the fourth quarter, 99,000 came from product sales and 380,000 — 389,000 from service and consulting contracts. Most of the service revenue came from our ongoing software development deal with a major pharmaceutical company. Gross profit for the quarter was 264,000 or 54 percent compared to 463,000 in the last quarter and 490,000 in the fourth quarter of 2002. The gross profit percentage was in line with our expectations.

Operating expenses for the fourth quarter totaled 3.1 million. which was higher than recent quarters. As we anticipated on the last call, the increase in expenses was primarily a result of marketing expenses associated with the fall of Comdex show, which has historically been our largest marketing event of the year. The largest expense department continues to be sales and marketing, which came in at 1.6 million for the quarter. G&A and product development expenses were relatively flat with recent quarters.

The net loss attributable to common stockholders for Q4 was 2.9 million or a -11 cents per share compared to a net loss attributable to common stockholders of 2.5 million or a -9 cents a share last quarter and a $1.4 million loss or a -8 cents per share in the fourth quarter of 2002.

I would like to now touch on the annual results for 2003. Revenue for 2003 was $2,015,000 compared to $2,006,000 in 2002. 787,000 came from product sales, and 1.2 million came from services, primarily related to our work at the pharmaceutical company.

Gross profit for the year was 1.2 million compared to 920,000 in 2002. The gross profit percentage increased significantly during the year, coming in at 61 percent compared to 46 percent in 2002. Operating expenses for 2003 were 12 million compared to 7.4 million in 2002 with most of the increase coming from our investment in our sales personnel and infrastructure. For the year, the Company recorded a net loss attributable to common stockholders of 10.7 million or a -42 cents per share, which compared to a net loss of 10.9 million attributable to common stockholders or a -73 percent — 73 cents per share in 2002.

In terms of the balance sheet, we ended the year with cash of 7.1 million which was augmented recently with our pipe financing where we raised an additional $9 million. Our current ratio at the end of 2003 was 4.8. Consistent with prior quarters, we will not be providing specific guidance on future results due to the uncertainty regarding the timing or potential closing success of the large enterprise and governmental deals that we were working on. Many of these could be business changing events for the Company, which makes it difficult to forecast due to positively or negatively with any certainty.

That concludes our overview of the financial results for the fourth quarter and fiscal 2003. I would now like to turn the call back to Glenn.

Glenn Argenbright – SAFLINK—President & CEO

Thanks, Jon. Well, for those of you on this call, it has obviously been a very eventful day for the Company and also a very eventful 90 days for SAFLINK. As late as mid-December, we were a company that had established itself as a strong player in the logical biometric space — a company that was pursuing a portion of some very large government contracts while establishing itself in new and emerging opportunities like manufacturing automation systems.

We are now a company that has integrated a whole new side of the biometrics equation, the physical side, with the acquisition of BSG. We can now offer the government or commercial customer a complete doorway to desktop biometric solution to protect their sensitive access points, both on the networks and in their facilities. As I mentioned earlier, this acquisition opened up a whole new set of opportunities in the commercial space, as well as increasing the revenue opportunity on many of the larger governmental deals we have been pursuing.

But, we didn’t stop there. We went after the last major pieces of the security puzzle in our view, smartcards and PKI, signing a definitive agreement to merge with SSP-Litronic, a company with over 30 years of demonstrated success delivering high assurance cryptographic security products and services. If approved by the Company’s respective shareholders, the new company will combine smartcards, biometrics, and certificate management solutions to meet the identity assurance needs of the entire enterprise including computer and network security, physical plant security, application security, time and attendance, and regulatory compliance for manufacturing automation systems.

We’ve lost nothing and gained so much. Instead of focusing on the logical biometric piece of the largest security initiatives in the governmental and commercial sectors, we can now pursue the physical biometric components as well. With this latest move, we add smartcard and PKI management to our arsenal. We are also poised to pursue contracts requiring the highest levels of security and scalability. I’m very pleased by what we have accomplished in the past 90 days and extremely excited by the prospects for the rest of 2004.

Let me talk — and perhaps this is one of the most exciting things — let me talk about the proposed merged companies expected governments. The new company will be led by a management team and Board of Directors selected from both companies. Richard P. Kiphart, formerly Chairman of Memphis-based Concord EFS and a Managing Director of William Blair & Co. LLC Investment Banking, will become Chairman of the Board of Directors of the combined company. I will remain President and CEO of the combined company. Chris Shaw, co-Chairman and President of SSP-Litronic, will maintain his current role as President of SSP-Litronic. Marvin Winkler, co-Chairman and CEO of SSP-Litronic, will become the Vice Chairman of the Board of Directors and is expected to assist executive management with strategic initiatives. Other executive management positions and members of the Board of Directors will be designated prior to the closing of the transaction.

Let me leave you with some final thoughts. Just about every major government contract mandates the use of the ANSI 358 standard, also known as BioAPI. SAFLINK is a pioneer in the field of standards and a recognized leader in terms of BioAPI compliance and integration. Of the large government programs, the largest and most promising call for the combination of smartcards with biometrics. SAFLINK and SSP-Litronic bring nearly a half-century of experience to this equation. In fact, both companies have excellent relationships with the DoD, NSA, and other government security departments. We believe our combined solution will be unmatched within the industry.

Thank you. I will now turn the call over to the operator. That concludes that portion of the call, and we will now reserve it for questions and answers.

QUESTION AND ANSWER

Operator

(Operator Instructions) Luis Martins.

Luis Martins - Analyst

Hi, guys. A pretty eventful day. Can you just talk about how your revenue model and your cost structure will change as the result of the recent developments in terms of acquisitions and mergers? And in terms of a market, what do you foresee the market potential?

Glenn Argenbright - SAFLINK—President & CEO

So thanks for joining the call, Luis. So great question. I’m actually going to hand you off to Jon, and I will probably take over when we get back to the market components. Jon, if you want to touch on it, feel free to.

Jon Engman - SAFLINK—CFO

Yeah, Luis. Since SSP-Litronic’s management team is not on this call, I will be somewhat reserved in my comments about the financial results, and I encourage everyone to review the filings of SSP-Litronic under SSPX.

One thing I think you will find is that they have a pretty high margin business right now. In the last 12 to maybe 18 months, they basically discontinued a component of their business near the end of 2002, and since that time, they realized some very positive margins up in mid-60s to 70s percent. So, in terms of from a margin perspective, it’s very consistent with what we’ve realized to date, specifically in 2003.

So, there is a real good match there, and they have a similar model in terms of they sell software, they sell hardware, and they are able to really maintain high margins as a result of how they structured their business. So from a finance perspective, I’m real excited about this opportunity, assuming that the merger is approved, and I’ll pass it back to Glenn to talk about the market in general.

Glenn Argenbright - SAFLINK—President & CEO

As far as the markets go, Luis, I think that it would be deceptive for me to toss out some Gartner or Frost & Sullivan or any of those types of numbers right now because I think that they’re probably a little bit misleading in terms of how we might approach the market. Looking at it, what I would tell you is that we have a lot of synergies with respect to our — a lot of complementary customers. So, for example, we both are pursuing opportunities in our respective arena with the Department of Defense on, for example, the Common Access Card or on TSA with the TWIC program. If you looked at the alphabet soup of the government, we all would be dealing with a lot of the same customers. We have a lot of the same lineage there.

What is unique is that we have been hunting from opposite sides of that same equation — opposite ends of the spectrum as it were. So you’re going to find us going after the customer with kind of a concerted or consolidated solution. And at the same time, however, we are going to remain — we are going to maintain our ability to pursue in those cases, for example, when it would be necessary to partner with somebody who with a different solution, let’s say, will have the ability to breakout our solution such that the biometric piece could be combined with somebody else’s PKI components or infrastructure or vice versa from SSP-Litronic’s perspective. Really giving us the opportunity to maximize on the programs we go after, but ultimately we are going to be hunting in a lot of the very — we share a lot of the same customers.

The other side of that, however, though, their focus has been largely in the government space — almost exclusively in the government space — and we have believe we have been spending the last two and half, three years as you all know building, positioning and angling for the commercial market. So that is going to be the other avenue here. We are going to, as I indicated, we are going to build a military grade securities solution that is ready for the commercial market, and we are going to – it’s gonna be — we are going to hit the street with it. So that is from the market side where we’re headed.

Operator

James McIlree.

James McIlree - Analyst

Great. Thank you. Can you help me out a little bit with the — well, first of all, with the Q4 results, the product sales were pretty weak, and I thought with the restructuring in the sales force that you guys had made that that was something — that was going to be stronger. Can you help me understand what happened?

Glenn Argenbright — SAFLINK — President & CEO

Sure, there were a couple of things to that, Jim. On one side, we actually delayed — as I indicated, we had some of the pharma revenues that we were hunting that we put off. Now there is a combination of reasons for that. One was we were awaiting a component from an integration partner. Two, we also wanted to make sure that all the components and details of the long-term contract with that customer were ironed out. There was some fear that we might give up some of our intellectual property rights, and those have since been — I believe those have since been ironed out, and everybody is comfortable. But at that time, that certainly cost us a fair bit of revenue because that was a significant amount of our resources and time in the fourth quarter.

In addition, there were some delays on some other programs that we had hoped to bring in that particular quarter. Some of the government work, as you know, due to some of the continuing resolution issues related to budget. That didn’t get resolved until unfortunately until this year, this calendar year, thereby making it, well frankly, impossible to do anything in the government from about September of last year forward. So, we definitely took a hit on that.

I am not going to kid you, I have been riding our sales team pretty hard. I think we’ve got a great team. I really like the people we have got. But they know very well that the mandate is there — that they have to produce. There was a learning curve to this — to the process and to the products that we sell. It was a little bit longer than I expected. It turns out that it was about a four — maybe even a five-month process. And these are complicated. It’s a complicated solution.

I don’t want to overplay them, but it is a complex sale. You are really doing something that can impact a user’s network in a way that can lock them out of their machine. You can lock them out of a doorway. And so those had some impact.

And then finally, Jim, I am not a big fan of making excuses, so I don’t consider any of these excuses. They are just simply explanations for possibilities as it were. I think that we definitely, from the executive team’s perspective, there has been some — I will concede there has been some focus issue as we have been looking to conclude some of these transactions. We did two — really when you get right down to it — two business combination deals in the last 90 days. But you have got to know that there was a lot of homework and a lot of groundwork that was being done to jockey that up and line that up.

So, frankly, I will fall on my sword as well that I was not as on top of the sales team as I was perhaps in the third quarter, and I expected that the team is going to continue to work and start to produce, and I am very confident in the team that we have. It is just unfortunate the numbers lined up the way they did.

Operator

Edward Ching.

Edward Ching - Analyst

I am really excited about the time and attendance opportunity that you have, but if we can go back to SSP and some questions I have on their existing installed base. How big as it in terms of how many enterprise customers are existing right now? What kind of makeup you have in vertical markets, i.e. financials, like banks? And the opportunity for, say, e-commerce security actions, as well as cross-selling some of your biometric stuff with some of your existing financial institutions?

Glenn Argenbright — SAFLINK—President & CEO

I’m just taking some notes there, Ed. You gave me a couple of pieces, so I am jotting them down to see if I have got them all here. Thanks for the question by the way. Part of this I’m going to handoff to Jon just in terms of some of they’re — you really asked a question which is how big is their market? I was not sure if in the question that you are asking whether — what they have historically — what they have hunted or what the size of their opportunity is? (multiple speakers)

Edward Ching - Analyst

Sure, what is they’re — how big is their installed base right now? How many existing customers do they have enterprise wide?

Glenn Argenbright — SAFLINK — President & CEO

All I can really speak to — unfortunately on that, Ed, I can really only give you what is in their filings. At this point, I am kind of limited on that. But what I can tell you, and I did mention on the call which I think is significant, just in the CAC program, they have had .5 million seats deployed, which is very impressive when you look at the total scope of the CAC program as it sits today. They are certainly one of the major — in terms of middleware — they are certainly one of the major incumbents. So I think that that’s is important.

I think if you look at their at their customer lists, if you just start talking about the number of customers to give you a sense in that government space, they have over 40 government — separate agencies that are customers. So you are talking about — its extensive. You know, thirty-five years of selling into the government space, and then on top of it, you are talking about a home-grown American product. So they have been doing getting some pretty good penetration in the last in the last couple of years. So we’re talking about an extensive government market.

Now, taking it back, you asked about on the financial side, etc Very little. They have only recently started to move into the commercial markets. I think they have got some great ideas in that regard, but frankly I think we can bring a lot of value in terms of some of the positioning and opportunities we already have. We are already hunting a number of card with biometric opportunities, as well as we are aware of several opportunities that have nothing to do with biometrics, where it would make sense to bring them in. So I think that is an area that we will head into.

Cross-selling, there is a ton of opportunity there because these two types of technologies are very synergistic. We can go into environments where they now have cards already deployed, and really we could have done this before but not to the degree that we can now. Now we can go into those types of environments and bring a really sound solution with strong infrastructure, strong management capabilities, and deploy — if needed, we can deploy biometrics onto an existing card-based solution. So, there’s are a lot of things we can do in terms of cross-selling that will become more clear in the coming months as we start to work through some of the integration.

But, in fact, I will toss something else out that has also been well known publicly or it should be well known publicly. We have already done some demonstration of product integration at the recent RSA Show in Northern California. So, there has already been at this point some — just as partners. Just operating over the, you know, past several months, past year frankly working on the CAC program and other things, we have already been involved in some level of integration. So we are very confident that technically these solutions are a — they are a very good fit.

Edward Ching - Analyst

Great. One follow-up. You guys mentioned that now you are with SSP, you have strong IP — a strong IP base. Any plans on when you would move forward, if you could, to monetize basically your IP?

Glenn Argenbright - SAFLINK—President & CEO

Excellent question. Yeah, I think first thing we have got to do — we’ve got two things. We’ve got two tasks ahead of us on that. One, get our hands around their IP, which sounds simple enough.

But we also have to look at how we can take the IP of the respective companies — ours and theirs — and instead of just doing a two plus two equals four situation, what you want to do is look and see do they have intellectual property that we can piggyback on that we can, you know, really build out and expand on taking advantage of some of their early filing dates, and in turn, do we have some of that as well? So it becomes one of those situations where two patents on our side, two patents on their side would not be four. It would be a whole boatload more than four. I don’t know how many.

In this case, the actual numbers – we have, I believe at this point we have six patents, they have five. So, it’s going to be a — it’s going to be pretty interesting to see as you start tying those together, how many additional filings you can get. And then, in direct answer to your question, once we have our hands around that and once we have done some of those filings, that’s when it gets pretty interesting.

And I don’t have a hard line for you on that right now, Ed. I just don’t honestly know. But it’s definitely something that we have discussed.

Edward Ching - Analyst

Great. Thanks, guys. Good luck.

Operator. Our next question comes from James McIlree.

James McIlree.

James McIlree - Analyst

Great. I am back. Glenn, you said overtime there are cost savings from the SSP acquisition. Can you help me out what that means, what the time-frame of overtime is, and what type of cost savings and where you would be looking for that?

Glenn Argenbright - SAFLINK—President & CEO

Yeah, I am getting signaled by Jon, so I am going to let him answer that, Jim. But what I will tell you, Jim, first of all — sorry you’re having troubles on the conference call. But, we always seem to have our challenges there. But let me toss it over to Jon and let him try and answer your questions.

Jon Engman - SAFLINK—CFO

Basically, what I was going to talk to Glenn about was the fact that obviously between now and the proposed merger approval, we cannot really take any action on cost savings, and I think you know that. But obviously we can start plans for integration, and you know, there is just — although there is a certain complementary nature to these organizations, they have been very strong in the government side, and obviously we have a government team as well. But they have just started to look at the commercial space, and I believe based on comments from their management team, that was obviously one of the things that attracted them to us.

So there is — and then you look at the technologies as well. There is a certain amount of a complementary nature to them, so. But at the same time, there may be, you know, some cost savings. Obviously when you’re dealing with companies — basically we’re equals — around 70 or so folks, we are going to be looking to see how we can obviously cut down on some of the facility space that we have. We probably have some duplication in various areas, as well as some of the systems infrastructure, and we have not — obviously we have not nailed down all those plans at this point. But we believe that there is a definite ability to improve the cost structure of the Company post merger.

James McIlree — Analyst

And so, to put words in your mouth, there might be some leverage on the sales force? Certainly there is some savings for just being one company with the public, you know, the public filing costs.

Jon Engman — SAFLINK — CFO

Definitely the overhead obviously is huge — I know it is for us a significant cost, and definitely that is one that would go away (multiple speakers)

James McIlree — Analyst

R&D costs kind of sound like there might not be. I mean, it almost seems like there might be kind of the same for both companies going forward.

Jon Engman — SAFLINK — CFO

I think that is fair at this point.

Glenn Argenbright — SAFLINK — President & CEO

Yeah, if there’s any savings there, Jim, it will be nominal. If we were to see anything there, it is likely in other areas. And that is something, like Jon said, we can really — we can kind of plan for it, but until the close, you cannot really execute on any of that. And I would expect that we, you know — as is my — kind of, when I came here, and some of you don’t go back that far, but when I joined this company, we’ll execute on that rapidly.

James McIlree — Analyst

Okay. I’m looking through the historical SSP numbers, and it’s — I am hoping you can help me decipher some things. The revenues looked like they peaked in 2000 at, let’s call it, 40 million and it’s been, and maybe bottomed in 2003 and look like they are recovering. Can you help me understand what happened between 2000 and last year to cause the revenues to decline?

Jon Engman — SAFLINK — CFO

Sure. As I alluded to earlier, I think, I believe in late ‘99 and 2000, they merged with a company called Pulsar, which — and they sold network hardware equipment to various entities, and that kind of business was, as you know, maybe a higher revenue business but a low margin business. And as I mentioned earlier, they discontinued that operation at the end of 2002, which brought the revenues down but greatly enhanced their margins.

Again, I think if you look at the historicals, they were in the 20s on a, you know, ‘99 or a 2000 calendar year basis. And since they shed that maybe higher revenue low margin business, they have — their margins have gone up significantly. And I think, if you looked at their 930 results, you would see that they were on pace to exceed last year’s total annual sales. So, you know, it’s definitely a positive track.

James McIlree — Analyst

Right. So the annual revenues look like they are going to be somewhere around, you know, 15 million, which would be the nine months? (multiple speakers) million in the September — the nine months ending September, but, you know, close to 4 million in the last quarter or so?

Jon Engman — SAFLINK — CFO

Yeah, I wouldn’t necessarily jump to that conclusion. Obviously, they are not on the call, and the numbers are not released. I will remind you that they are heavily government-focused, so there may be some seasonality there. But again, I don’t really want to comment on their numbers. But I also don’t want there to be conclusions drawn as well. So —

James McIlree — Analyst

Okay. And can you — what about the burn rate for the combined companies? Do you have a estimate for what the quarterly burn will be, you know, including BSG in all of this?

Glenn Argenbright — SAFLINK — President & CEO

I can comment on BSG. I think right now you just — like I said, we are moving into the integration planning, and I would not want to comment on the going forward burn of the combined entity.

But from a BSG perspective, you know, I would look to see roughly maybe 200K a quarter or so in additional operating expense that most likely would fall in the R&D category. But that is somewhat misleading because of most of those folks could be brought onto service engagements. So we would, you know — depending on what the concentration of the service arrangements in a given quarter, we’re going to reclass some of their expenses up into the cost of sales to be paired with the revenue that they generate. And they do generate, you know — they do have a high services component. So —

Glenn Argenbright — SAFLINK — President & CEO

I would expect to see synergies, as you indicated, as well. So I think it will be folly to look at the existing burn of the two companies and utilize that number. I would expect us to find significant cost savings between the two.

James McIlree — Analyst

Okay. Great. I will yield the floor and get back in line. Thanks.

Operator. Our next question comes from Alan Wilfield.

Alan Winfield.

Alan Winfield — Analyst

I was just wondering, what is the breakdown of these two companies combined between software, hardware and services in your revenue mix?

Glenn Argenbright — SAFLINK — President & CEO

Excellent. Thanks, Alan. I am debating on how to break that question out because I think each of us has a slightly different – I mean, there is certainly an answer to that, but it is interesting to look at the different components that they have. If you look at it today — if you were look to look at our Company, for example, and you were to look at the breakdown of hardware, software, maintenance, etc., They’re typical — I mean, there are two ways of looking at it. One is our total gross sales, and one is on any particular sale.

On a particular sale, you would be talking about a situation that would typically run about a hundred bucks a head, so you are talking about $100 a user for logical access, okay, for access to a PC. You’re probably talking about $70 of that equation, give or take 65 or 70 bucks, alright, in hardware. You’re probably talking about $30 give or take in software, and then typically speaking, we charge about a 20 percent component for maintenance and support. So you are looking at another 6 bucks, so, say, 105 or 106 bucks — something in there.

And If you look at the respective margins on those components, you’re talking about something that looks to be like, let’s say, about 95 percent plus on the software, about 90 percent plus on the maintenance, and on the hardware, you are looking at about 32 — give or take about 30 or 32 percent. Okay, so that is on an individual sale basis. In terms of our blend, you know — our actual sales mix, if — I will hand it over to Jon to talk to you about those components, and then perhaps you can talk a little about some of their mix as well.

Jon Engman — SAFLINK — CFO

Sure. As far as the sales mix, it has been somewhat lumpy in past quarters, being impacted largely by some service contracts that we have been involved in. For instance, the engagement at the pharmaceutical. Even though it is classified as a service contract and as I mentioned on the call, services represented about half of our revenue for 2003, that particular project, which is going to be close to $1 million, is a software development project. So it can be somewhat misleading when you look at the categories at least in our business. What is software? What is hardware? When you’re looking at our service type engagements. They often represent both, but in this particular case, the pharmaceutical example, it is mostly software. So that is kind of a perspective on our business, at least for 2003.

Alan Winfield — Analyst

Did you have any margins on those services that you usually receive?

Jon Engman — SAFLINK — CFO

Yes. For us, we historically have been able to obtain pretty high margins relative to what you might see at some other companies — north of 50 percent in general. And that is what we target.

Glenn Argenbright — SAFLINK — President & CEO

Their blended margins have been actually slightly just a little bit better than ours. One other thing I would toss out, too, Alan, just in terms of kind of the mix there, I expect those numbers to change a little bit. I mean, as I am out talking about this, I really think that the hardware numbers are coming down. Obviously, they are. They have over the last couple of years. We continue to see those come down — the prices of hardware coming down — and the software has maintained a very stable state.

I continue to expect to see the harbor drop. As we see the hardware drop in price, I expect to see adoption increase. This is something we’ve always anticipated on the biometric side. It’s true across the board, frankly. Anytime there is a hardware component involved, you need to get the price down to get adoption. We are starting to see that already. When I joined SAFLINK, hardware was in the — even a fingerprint device was $150 to $200, and now we are talking about — you can actually get a fingerprint mouse for now right in the $60 to $65 range. So, clearly the prices on this technology is coming down.

And the beautiful thing from our perspective is, we really could care less — in terms of the devices. We’re completely agnostic in that regard. We have got great relationships with a lot of the vendors. I certainly hope some of them do well. But from our perspective, we’re completely agnostic.

Alan Winfield — Analyst

So, with these two companies combined, in other words an expectation of some investors of profit in the fourth quarter of ‘04, is that still attainable from what you can see today, or is that pushed out because of integration planning, and kind of how do you get there, and what type of revenue do you need to breakeven?

Glenn Argenbright — SAFLINK — President & CEO

Sure. I will give you what answer I can on that, Alan. We have not actually guided on that. I know there are some expectations out there. What I will tell you is this — what I believe at this point, and obviously I need to go and do additional work — but my belief, my strong conviction at this point is that this deal in no way has negatively impacted us, and in fact, quite the opposite. I think it’s a highly accretive deal. I think it is going to definitely be strategically positive. We’re going to drive each other into additional accounts. I believe we are going to capture additional revenue opportunity at some of the accounts we are already on.

I have always been strongly committed to the notion that we would be a contender, and I actually put it a little stronger than that with my team. But we are certainly a contender when it comes to these major government contracts, and I believe that SSP-Litronic is very much in the same position on the other side. So I think if anything, our position just got better. I don’t think that our cost basis is — I don’t see anything that indicates to me that that is any red flags there. And, I don’t — like I said, we have already completed one of the most risky — we have not completed it — but we have certainly initiated and have already looked at one of the riskiest components of an integration, which is the technical components, and we believe very strongly that that is something that is very doable based on everything that we have seen, everything we have done, the demos that we have already put out there.

And also too, one other thing on that is that they approach the market the same way we do. They actually are very agnostic as we are. They are very flexible, scalable, robust — all of the terms that we love to toss out, and we believe very strongly apply to our situation, apply to theirs.

So technically, I see no gotchas. Financially, there is — always interesting as you get through an integration, you start to see where the synergies really lie. But I don’t see any early gotchas there. All I see is a very accretive opportunity — strategically, financially, managerially, every which way I can put it to you.

Jon Engman—SAFLINK—CFO

Yes and again, we would encourage you to review their SEC filings to gain more detail on their financial structure and operations.

Alan Winfield—Analyst

Great. Thank you very much.

Operator

James McIlree.

James McIlree—Analyst

Great. Thanks. You guys touched a little bit on the customer base of SSP, but are any one or two customers significant — that is greater than 10 percent of their revenues? Let me ask it a different way. What kind of customers do you share right now?

Glenn Argenbright - SAFLINK—President & CEO

I can speak to that, Jim. One of the tricky things is talking to their customer base. They obviously deal with a lot of government entities, but we do share a lot of similar customers in terms of the Department of Defense, the Office of the Secretary of Defense, Washington headquarters service. The — we are participants together on at least one team that I know of for the TWIC program, and then, if you took the rest of the alphabet soup, I bet you I could put together about 10 or 12 more. But those would be some of the ones that we have been bragging on of late, of most, that they certainly share with us, and on many of those, if not all of those — I have not thought them all through — we definitely can enhance each other’s opportunity, one way or the other, on those opportunities.

I will give you an example on the Common Access Card. You are talking about somebody in SSP-Litronic that knows very well some of the realities from coming at from their side — they know the realities of that program as it has existed for years because they are one of the — you are really just talking about a couple of incumbents here. There not very many people that play in this arena, and they are certainly one of the very successful ones in terms of deploying the CAC — deploying into that environment.

And on the flip side, you look at us, and we have won every pilot there is related to the biometric initiative moving forward. We have been involved from the get-go with Baring Point team, along with some of the other teams, but winning, frankly, winning the pilots with the Baring Point team. So we both have a lot to offer there, and they are very different experiences, skillsets. We will definitely be leveraging those, and we will definitely be talking to the prime contractors and to the customers and to the various other people that we believe together we are much stronger than we are apart. Did that answer your question, Jim?

James McIlree—Analyst

Well, I think it answered it as much as you are going to. So, I will (multiple speakers) that.

Glenn Argenbright—SAFLINK—President & CEO

There are some of their contracts that I just could not even — I could not even — even if I wanted to, I could not disclose to you that they even had the contracts, let alone what percentage of income they got from them.

James McIlree—Analyst

That is fair enough. That is really what I was trying to get that. And can you help me with the share count? How many — what happens to the options and warrants that SSP has? Are there any converts? Do those things just go to options and warrants of SAFLINK, or do they get converted and then go to common of SAFLINK? And the quantity involved —

Jon Engman—SAFLINK—CFO

Yes, Jim. I can talk to that. As far as the options — the outstanding options, as it is contemplated now, would fold into our existing plan. But as far as the warrants and they have some preferred that is outstanding as well, those would all convert to SAFLINK common. So there is really nothing that is left, and all would convert prior to closing, with the exception of options, which would again fold into our existing plan.

James McIlree - Analyst

And they would be repriced for whatever the exchange you are setting up?

Jon Engman - SAFLINK—CFO

Correct.

James McIlree - Analyst

Okay. That is helpful. Great. Thank you.

Operator

(Operator Instructions). Edward King.

Edward King - Analyst

Just one follow-up. I believe you mentioned on the call that you were not going to see any revenue — significant revenue from your pharma — that one pharma customer through 2Q ‘04. Am I correct in that assumption?

Glenn Argenbright - SAFLINK—President & CEO

We did mention on the call that we would have the component that it did not deploy it in Q4 of ‘03 and that we expected that to deploy in Q2 of ‘04.

Jon Engman - SAFLINK—CFO

It doesn’t necessarily mean all the revenue would flow to that at that point, though.

Edward King - Analyst

Okay. Then, can you give us more color then on when you would deploy? You said that you had possibly two additional deployments and possibly a third. Are those in the works now? Or won’t go until everything gets settled after Q2 ‘04?

Jon Engman - SAFLINK—CFO

The customer asked for pricing on two additional plants that would have the same integration, and we provided them with that pricing and the price quote expires at the end of May, so we would expect action one way or the other before then. But all indications are that they are very upbeat about this solution, and we are positive about moving on to other plans in the future. Aside from that, there is another design study that we are expecting to get approved. And design studies relate to new integrations, effectively. We started this existing opportunity with a design study, and because this other plant had bid — a different type of solution and a different vendor, it is going to require a design study. It might take the past — in terms of timing, our existing product is more of a longer time period to get that actual integration. But again, like once you get the integration, the expectation is that the subsequent plants that have the same core manufacturing system would be a much shorter sales cycle.

Glenn Argenbright - SAFLINK—President & CEO

We’ll toss one other thing on top of that, Jon, that goes to your question, as well. You asked — once you get that thing rolled out — basically, your question was once you get it rolled out, will that have an impact? The answer to that is — the best answer I can give you is I believe so. Based on the dialogue that we have had with the customer, I expect that they’re going to become one of our best advocates. But in order for that to happen, we need to get this up almost as a test bed, almost as a lab, as it were, for other facility managers to come in and review.

So that was one level of frustration in December. However, we have managed, despite that, to really move — basically as Jon put it, move forward. You have got three additional, two with the same integration partner — and by that, I mean the same manufacturing process control equipment — and one with a completely different solution with a different vendor, that are underway now. So we’re actually pretty positively disposed to that business right now, despite some of the stumbling blocks that we hit in December.

I will toss one other thing out that I think is really, really important on that customer. Again, as I have said to you guys before, this thing is producing — we’re talking about a building that produces millions of dollars a day. They don’t shut these things down willy-nilly. They shut it down right at Christmas, around Christmas, and they shut it down one time in the spring/summer — I don’t remember the exact date, because the waste treatment facilities are closed. But they don’t shut it down just randomly in the middle of the year. I’m telling you that we’re looking to do a deployment in Q2 of that. That should tell you the significance that they place on this type of deployment. Because they’re going to have to shut down to install this type of software. So it is a major initiative for them.

Edward King - Analyst

Okay. And since — we should not expect the same integration problems going forward since they have all been worked out now?

Glenn Argenbright - SAFLINK—President & CEO

You shouldn’t expect it on those — as Jon indicated, the ones with the same partner, okay, the two additional pricing deals, those would just basically be — we’ll look at those much like just a software sale. The third opportunity that he mentioned, or the fourth, as it were, which is with a different integration partner, will be very similar to what we did here. So, whereas with the software sale, you’re probably talking about, you know, something in the — just giving a rough gauge — 400,000-500,000 range on a custom integration one time, the first one. You’re talking about a $1 million project. So, as he indicated, as we indicated on this call, the first project with this customer was a $1 million program. Subsequent programs with that same integration partner will be less, and then as we shift to a different integration partner, even if it’s with the same customer, again we’ll run into some of the same hurdles, so again it will cost something in the $1 million range, and follow-on programs will be in the 400,000 to 500,000 range.

Jon Engman - SAFLINK—CFO

But the good news on the integration — new integrations is we would not have to go through the same FDA type audit that they come in, and the time that it takes for that, setting our infrastructure and operational systems to be compliant. So we would bypass that, which is definitely months of work and effort. So again, a new integration would be longer, but not necessarily as long as the first ones that we did.

Edward King - Analyst

Great. Thanks guys.

Operator. Our next question comes from Mr. McIlree.

James McIlree.

James McIlree - Analyst

Thanks. It is, according to my calendar, March 22nd. Can you give us some indication about what the March quarter is looking like?

Glenn Argenbright - SAFLINK—President & CEO

Oh, I love you, Jim. [laughter.] You know that we do not guide. But what I was – I can tell you is that we are feeling — let’s just say that we are feeling that the teams are getting this. They have figured out our products, they have definitely built some much more solid pipelines than what we had in the past, in terms of, like, they built up their own pipelines. Before, they had inherited some pipelines and had to get used to those customers, and now they are getting the feel for that. We have gotten past the budget issue that we had with the federal government in 2003 related to continuing resolution. So we definitely have seen more traction there.

We picked up revenue from our physical access group. You probably have seen some PRs that indicate as much. It is a little hard to decipher at times when looking at a PR. But I can tell you that we have picked up revenues from our physical access components, the acquisition of BSG, which as we indicated goes a lot farther than physical access. We actually undersell those guys on a regular basis by calling them physical access. They do many many things that are much broader than that. But what I can tell you is that I am pretty happy with the way things are developing for the year and for the quarter, and we just, as you know, Jim, historically have not guided, and I am feeling pretty good about the progress the team has made through this point in the quarter as well.

James McIlree - Analyst

Okay. Thank you.

Operator

(Operator Instructions). I want to remind everyone in order to ask a question, please press a 1, followed by a 4. That is, a 1 followed by a 4. Our next question comes from Mr. Jeff Sing.

Jeff Sing - Analyst

Good afternoon, gentlemen. I am a SSP shareholder. I just wanted to get a couple of quick questions answered if you could. I saw when I looked up your statistics that you had roughly $9 million in cash. Is that correct?

Jon Engman - SAFLINK—CFO

This is Jon. I can talk to that. We ended the year with about 7 million. But we recently did a pipe financing of an additional 9 million, so I cannot give you the exact number we have today because, obviously, we are in the first quarter, and we have not released any results for the first quarter. But we did end the year with 7 and brought in an additional 9 — (multiple speakers)

Jeff Sing - Analyst

And I think SSP is going to bring to the table roughly between $8 to $10 million in cash. So that should put your bottom line to roughly between 20 and 25 million?

Jon Engman - SAFLINK—CFO

Yeah, obviously they have not released their Q4 results yet. So I cannot comment on what they might or might not have. But, we feel — jointly we feel comfortable with our cash position as we and you know, move forward and hopefully approve this several months down the road.

Jeff Sing - Analyst

Just one last question, and again, I have not had an opportunity to do any due diligence on SAFLINK yet. But just out of curiosity, what exactly is your burn rate per month? Do you have those numbers available?

Jon Engman - SAFLINK—CFO

I can give you the quarter historics. Generally, over the last four to six quarters, the net burn has been anywhere from 2 to maybe 2.8 million a quarter. Obviously a little, the margin depended on the sales results in a given quarter. But I am not sure if you were on earlier, but our margins generally have been above 60 percent. So, depending on what the revenues come in at, the margin does slow down to the bottom line in a great degree. So —

Jeff Sing - Analyst

Right. Just basically what I have been able to find out in a very superficial capacity so far, this seems like a very good merger. Hopefully, I will be able to get an opportunity to do a little more due diligence and get in touch with guys later on. If I have any questions, I will look to ask you guys then.

Glenn Argenbright - SAFLINK—President & CEO

Outstanding. I will piggyback on what you said, Jeff. We didn’t — it is not a merger that we entered into, and even though optically it looks like something that has occurred in the last 90 days or so, even though there was a lot of activity here of late, I can tell you that we as a company, it was not lip service when I said that we set out two years ago to figure out what we were going to do. This has been a long road, looking at a lot of technologies, figuring out what fit, what strategically made sense, where the customer synergies were, this is — I believe financially it is a great transaction. I do believe that. But, more importantly strategically leading to future revenues, I think this is a very significant event. I think we are setting out to build something very unique and very special.

Jon Engman - SAFLINK—CFO

I think what is important to know when you do your due diligence, and Glenn has talked about it on this call, but as you are looking at some of the major security initiatives that either involve a card or they involve a biometric, they are usually together and in almost every case. So I think that is very important to look at when you looking at — when are doing the due diligence on the opportunities that are out there.

Jeff Sing - Analyst

Well, thank you very much, gentlemen.

Operator

(Operator Instructions) I want to remind everyone in order to ask a question, please press a 1, followed by a 4. That is, a 1 followed by a 4.

Charles Messman - MKR Group—Managing Partner

If you are interested in learning more about SAFLINK products, please visit our Web site at www.SAFLINK.com or call 800-762-9595 and ask for an Investor Relations representative. Thank you.

Operator

This now concludes today’s conference call. Thank you for your participation.

Additional Information

In connection with the proposed transaction, SAFLINK and SSP-Litronic will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus because it will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK and SSP-Litronic with the SEC at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK with the SEC may also be obtained free of charge from SAFLINK by directing a request to SAFLINK Corporation, Attention: Jon Engman, Chief Financial Officer, (425) 278-1100. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SSP-Litronic with the SEC may also be obtained free of charge from SSP-Litronic by directing a request to SSP Solutions, Inc., Attention: Tom Schiff, Chief Financial Officer, (949) 851-8679.

SAFLINK and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SAFLINK’s proxy statement for its 2003 annual meeting of stockholders filed with the SEC on April 30, 2003. This document is available free of charge at the SEC’s website at www.sec.gov and from SAFLINK. Investors and security holders may obtain additional information regarding the interests of SAFLINK’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

SSP-Litronic and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SSP-Litronic’s proxy statement for its 2003 annual meeting of stockholders filed with the SEC on December 8, 2003, as amended. This document is available free of charge at the SEC’s website at www.sec.gov and from SSP-Litronic. Investors and security holders may obtain additional information regarding the interests of SSP-Litronic’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.